UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Suite 202, 5626 Larch Street

Vancouver BC  Canada V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Employment Agreement with Michael Leonard

We are announcing that we have entered into an employment agreement with Mr. Leonard with a start date of March 1, 2021, that governs the terms of his employment with us as Chief Financial Officer. During the term of the agreement, which is an indefinite term subject to the termination provisions set forth therein, Mr. Leonard is entitled to an annual base salary of $225,000, subject to review by the board from time to time (“Base Salary”).  In addition, Mr. Leonard is entitled to (A) management performance incentive bonuses based on performance objectives specified by the Company in an amount the Company anticipates of approximately 100% of Mr. Leonard’s Base Salary (“Incentive Bonus”); (B) participation in the Company equity incentive plan in which shares, share units, equity options or other long term incentives (“Equity”) as determined by the board may be issued; (C) stock bonuses (“Stock Bonuses”) in an amount equal to (i) common shares equal to $112,500 to be paid out over 12 months; (ii) on the first anniversary date, the greater of (1) 112,500 common shares or (2) common shares equal to $112,500; and (iii) on the second anniversary date, the greater of (1) up to 225,000 common shares or (2) common shares equal to $225,0000, provided that 80% (180,000 common shares or $180,000) of such issuance shall be guaranteed, and 20% (45,000 common shares or $45,000) shall be subject to the achievement by the Company of certain financial milestones to be determined by the board.  For purposes of Stock Bonuses under (C)(i) to (iii), the common shares will be valued based on the 10 day volume weighted average closing price preceding the applicable settlement date; provided however, in no case shall the value be less than $0.20.

Mr. Leonard also is entitled to received vacation and other employee benefit plans and programs generally provided by us to our executive employees in effect from time to time.

Potential Payments upon Termination and Change in Control

If Mr. Leonard is terminated for just cause or resigns, he will be entitled to receive any amounts that may be due and remains unpaid as of the date of termination in respect of his Base Salary, vacation pay, and expenses properly accrued and any Stock Bonus earned prior to termination.  Mr. Leonard will be entitled to no other benefits unless required by the Employment Standards Act, 2000 (Ontario), as may be amended from time to time (the "ESA").

Subject to the Change In Control discussion below, we may terminate Mr. Leonard’s employment without cause at any time, whereupon we will provide Mr. Leonard:  (A) his Base Salary and vacation pay remaining payable to him up to the date of termination; (B) a lump sum payment equal to six months’ Base Salary, plus one month of Base Salary for every completed year of service up to a maximum of twelve months (“Notice Period”); (C) Incentive Bonus earned that have been declared by the board or earned prior to termination; (D) any Stock Bonus due to Mr. Leonard up until the date of termination; and (E) employee benefits, if any, during the Notice Period.

In the event we terminate Mr. Leonard’s employment without cause following a Change of Control Transaction (as defined in the Employment Agreement) or Mr. Leonard resigns for Good Reason (as defined in the Employment Agreement) within twelve months immediately following a Change of Control Transaction, Mr. Leonard will be entitled to the following compensation and benefits: (A) Base Salary and vacation pay earned up to the date of termination; (B) a lump sum payment equivalent to 24 months (“Change of Control Notice Period”) of Base Salary; (C) (i) any remaining  Stock Bonus that has not yet been paid as of the date of termination and (ii) an amount equal to two times the greater of any target Incentive Bonus or the average of the two most recent Incentive Bonuses paid to Mr. Leonard prior to the date of termination; (D) all Equity, if any, under the Company’s equity incentive plan, shall immediately vest on the date of termination; and (E) employee benefits, if any, during the Change in Control Notice Period, or, in the event the Company cannot pay such employee benefits, any minimum entitlement set forth in the ESA.

The foregoing payments are subject to Mr. Leonard entering into an agreement releasing all claims against us.  In addition, as part of his employment agreement, Mr. Leonard has agreed for a period of two years from the date of termination, not to be an agent, shareholder, employee, consultant, or partner with any business which is directly competitive with the Company’s business in Tanzania.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/Donna Moroney

Donna Moroney, Corporate Secretary

Date: April 23, 2021